Exhibit 12.1

Statements Regarding Computations of Ratios of Earnings To Fixed Charges

The following table sets forth our ratio of earnings to fixed charges and our coverage deficiency. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus fixed charges less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense. We do not currently have, and during the periods prescribed did not have, any preferred stock outstanding.

(in thousands, unaudited)	For Year Ended December 31,					For Three Months Ended March 31,
	2000	2001	2002	2003	2004	2005
Coverage Deficiency:(1)(2)
Net loss	$(18,282)	$(32,501)	$(22,246)	$(30,596)	$(38,907)	$(8,257)
Minority interest	—	(907)	(2,156)	(1,817)	—	—

	(18,282)	(33,408)	(24,402)	(32,413)	(38,907)	(8,257)

Fixed charges:
Interest expense	461	340	220	156	97	40
Estimate of interest within rental expense	1,021	799	712	558	480	335

Total fixed charges	1,482	1,139	932	714	577	375

(1)	For all periods presented, earnings were insufficient to cover fixed charges.
(2)	The coverage deficiency represents the net loss increased by the adding back of minority interest.